UNITED STATES

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                               SCHEDULE 13D


                  Under the Securities Exchange Act of 1934





                AMERICAN DIGITAL COMMUNICATIONS, INC.
          (Exact Name of Registrant as specified in its Charter)



                                WYOMING
             (State or other jurisidiction of incorporation)




                  COMMON STOCK  $0.0001 Par Value


                           CUSIP #025369-10-9






                            Daniel M. Smith
                      5575 DTC Parkway, Suite 355
                          Englewood, CO  80111
                            (303) 770-8283


  As filed with the Securities and Exchange Commission on November 8, 1996



                             SCHEDULE 13D

1)    SIMMONDS CAPITAL LIMITED
2)    N/A
3)    N/A
4)    00
5)    N/A
6)    CANADA
7)    N/A
8)    7,260,906 common shares
9)    N/A
10)   7,260,906 common shares
11)   7,260,906 common shares
12)   N/A
13)   33.3%
14)   CO



Item 1. Security and Issuer

(a) Common Stock $0.0001 par value

(b) American Digital Communications, Inc.
    5575 DTC Parkway, Suite 355
    Englewood, CO  80111



Item 2. Identity and Background

(a)-(c) This statement is being filed by Simmonds Capital Limited ("SCL"), a Canadian corporation incorporated under the laws of Ontario, whose principal business is the manufacturing and selling of communication equipment and integrating systems in the global wireless communications market. The address of SCL's principal business and principal office is 5255 Yonge Street, Suite 1050, Willowdale Ontario Canada M2N 6P4.

        The following are the executive officers and directors of SCL and certain information relating thereto:


NAME            TITLE          BUSINESS ADDRESS       PRINCIPLE OCCUPATION
----            -----          ----------------       --------------------

Robert          Director       Royal Bank Plaza       Senior Partner
Donaldson                      Suite 2600             Heenan Blaikie
                               South Tower            Royal Bank Plaza
                               Toronto, Ont. Canada   Suite 2600
                               M5J 2J4                South Tower
                                                      Toronto, Ont. Canada

J. Harry        Chief Tech.    5255 Yong Street       Chief Technology Officer
Dunstan         Officer,       Suite 1050             SCL
                Director       Willowdala Ont.
                               Canada M2N 6P4

Charles
Gawlicki        Director       8713 - 53 Ave.         President SCL Distr.
                               Edmonton Alberta       (Western) Ltd.
                               Canada T6E 5E9         8713 - 53 Ave.
                                                      Edmonton Alberta
                                                      Canada T6E 5E9

Douglas F.      Director       8 Falconer Drive       Executive VP
Haslam                         P.O. Box 610           Menu Foods Ltd.
                               Streetsville, Ont.     8 Falconer Drive
                               Canada L5M 2C1         P.O. Box 610
                                                      Streetsville, Ont.
                                                      Canada L5M 2C1

Patrick         Director       150 King St. West      Chairman of the Board
Lavelle                        Suite 1112             of Business Development
                               Toronto, Ont.          Bank of Canada
                               Canada M5H 1J9         150 King St. West
                                                      Suite 1112
                                                      Toronto, Ont.
                                                      Canada M5H 1J9

Mark            Director       Plaza S35, King Rd.    Partner & Director
Longden                        London England         Octagon Analytics
                               SW10 0SZ               Plaza S35, King Rd.
                                                      London England
                                                      SW10 0SZ

Michael G.      Chief          5255 Yonge St.         Chief Financial Officer
Smith           Financial      Suite 1050             of SCL
                Officer        Willowdala Ont.
                               Canada M2N 6P4

David C.        Executive      5255 Younge St.        Executive Vice President
O'Kell          Vice           Suite 1050             and Secretary of SCL
                President      Willowdale Ont.
                Secretary      Canada M2N 6P4
                Director

John G.         Chairman of    5255 Younge St.        Chairman of the Board
Simmonds        the Board      Suite 1050             President and Chief
                President      Willowdale Ont.        Executive Officer
                Chief          Canada M2N 6P4         of SCL
                Executive
                Officer



(d) During the last five years, neither SCL nor any of the directors or executive officers of SCL have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither SCL nor any of the directors or executive officers of SCL have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Except Mark Longden, who is a citizen of the United Kingdom, all of the executive officers and directors of SCL are citizens of Canada.


Item 3. Source and Amount of Funds or Other Consideration

    Not applicable. See Item 4. Below.


Item 4. Purpose of the Transaction

(a)-(j) We have looked at these sections and have found them not to be applicable except as provided below.

        Previous Transactions:

        On December 29, 1995 American Digital Communications, Inc. ("ADC") purchased from Midland International Corporation, a wholly owned sub-sidiary of SCL incorporated in the State of Delaware ("Midland") the exclusive license rights to distribute Midland brand CSS trunked two-way radio systems products ("Products") in the United States of America. As well, ADC purchased all of Midland's inventory of the products. Consid-eration for this asset purchase was (US) $400,000 for the license rights and (US) $657,726 for the inventory. The purchase price was paid and satisfied by the issuance by ADC of common stock at a deemed price of
    (US) $0.25 per share. A total of 4,230,906 common shares were issued. These shares were "restricted securities" as that term is defined in Rule 144 under the Securities Act of 1933.

        Current Transaction:

        On November 8, 1996, ADC purchased from SCL the exclusive license rights to distribute Midland brand two-way radio system products for the professional and commercial markets in various territories through-out the world. Consideration for this asset purchase was (US) $900,000. The purchase price of (US) $0.30 per share. A total of 3,000,000 common shares were issued. These shares were "restricted securities" as that term is defined in Regulation S under the Securities Act of 1933. SCL also has agreed not to sell or transfer these shares without ADC's prior consent for a period of 12 months from the effective date.


Item 5. Interest in Securities of the Issuer

       The 7,230,906 shares of ADC were acquired by SCL as outlined in Item 4.

       On December 16, 1996, SCL purchased for cash 30,000 common shares of ADC in the open market at an average price of $0.243 per share.

       SCL currently holds 7,260,906 common shares of ADC representing 33.3% of the outstanding common stock.

       No persons named in Item 2. Beneficially owned any shares of ADC.


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

       As part of the transaction completed on November 8, 1996, SCL entered into an understanding with ADC whereby it would purchase up to 500,000 common shares of ADC on the open market.


Item 7. Material to Be Filed as Exhibits

       None



                                   Signature


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                               By: /s/ Brian F. Faughnan
                                       Brian F. Faughnan
                                       VP of Mergers and Acquisitions